PE
4/15/02

02029869

EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

S.E.C.
3 2002
080

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 3, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

PROCESSED
APR 15 2002
P
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

SUPPLEMENTAL DIVIDEND FOR YEAR 2001

Banco Bilbao Vizcaya Argentaria, S.A. approved the distribution, to all the holders of shares comprising BBVA's capital (3,195,852,043 shares), of the supplemental dividend for fiscal year 2001, as follows:

Gross Dividend 0.128 euros

With-holding tax rate 18%

Business dates:

Record Date	April 9th, 2002
Ex-dividend	April 10th, 2002
Payment Date	April 10th, 2002

Payment procedure:

The dividend distribution will be carried out through the organizations which are members of the *Servicio de Compensación y Liquidación de Valores*, SCLV (the security settlement service of Spain).

This resolution will be announced in the newspapers on Sunday April 7, 2002.

Bilbao, 3-4-2001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 3, 2002

By: ____________________

Name: Miren Josune Basabe Puntox
Title: Authorized Representative of
Banco Bilbao Vizcaya Argentaria, S.A.